FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

OceanPal Inc. (the “Company”) announced that it has appointed Mr. David L. Schwed as the Company’s new Chief Operating Officer, effective as of October 31, 2025.

Mr. Schwed’s biographical details are set out below:

Mr. David L. Schwed is an accomplished and results-driven cybersecurity and information technology executive and entrepreneur with broad based expertise leading organizational IT strategy, high-visibility projects and programs, and skilled technical teams, with experience gained supporting and growing business in a Fortune 200 environment.  He most recently served as the Chief Information Security Officer, Brokerage & Money for Robinhood.  He also served as the Global Head of Digital Assets Technology for BNY as well as the Chief Information Security Officer for Galaxy. He's been the primary researcher at a global Fortune 200 financial services company for geopolitical threats, focusing on attacks originating from high-risk regions, and has collected and compiled findings into reports providing insight and guidance to stakeholders on threats impacting the financial services industry.  He also launched and managed a telecommunications network management company leading to an acquisition by Windstream Holdings in 2018. He holds a Juris Doctor, magna cum laude, from Hofstra University School of Law, where he was an associate editor of the Hofstra Law Review.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: November 4, 2025
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer